July 23, 2013

Jay Ingram, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Top to Bottom Pressure Washing, Inc.

Pre-effective Amendment 11 to Registration Statement on Form S-1

Filed July 23, 2013

File No. 333-185174

Dear Mr. Ingram:

General

1.

Please remove the disclosure throughout the registration statement indicating that the selling security holders may sell the shares through ordinary brokerage transactions and open market transactions.

We removed all the disclosure regarding ordinary brokerage transactions (on page ii) and open market transactions (on page I-17) (the only two places this disclosure appeared) per your comment.

Sincerely,

/s/Douglas P Zolla

President